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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
 (Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1) of the Securities Exchange Act of 1934

THE GENLYTE GROUP INCORPORATED
(Name of Subject Company (Issuer))

GOLF MERGER SUB, INC.
a wholly owned subsidiary of

PHILIPS HOLDING USA INC.
a wholly owned subsidiary of
KONINKLIJKE PHILIPS ELECTRONICS N.V.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share,
and associated preferred stock purchase rights
(Title of Class of Securities)

372302109
(CUSIP Number of Class of Securities)

Joseph E. Innamorati, Esq.
Golf Merger Sub, Inc.
1251 Avenue of the Americas
New York, NY 10020-1104
(212) 536-0641
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
 Neil T. Anderson, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
Telephone: (212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$2,631,988,309.00	$80,802.04

*
Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 27,560,087 outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 13, 1999, between The Genlyte Group Incorporated and The Bank of New York (such rights, together with the shares of the Company's common stock, the "Shares"), at a price of $95.50 per Share. The calculation of the filing fee is based on the Company's representation of its capitalization as of November 25, 2007.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by Golf Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of Koninklijke Philips Electronics N.V. ("Royal Philips"), to purchase all of the outstanding shares of common stock, par value $0.01 per share, including, if any, the associated preferred stock purchase rights issued under the Rights Agreement, dated as of September 13, 1999, between the Company and The Bank of New York (such rights, together with the shares of the Company's common stock, the "Shares") of The Genlyte Group Incorporated, a Delaware corporation (the "Company"), at a price of $95.50 per Share in cash, net to the seller, without interest and subject to applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 2007 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and the related Letter of Transmittal and instructions thereto, a copy of which is attached hereto as Exhibit (a)(1)(B), as they may be amended or supplemented from time to time. This Schedule TO is being filed on behalf of Purchaser and Parent.

        Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Statement and is supplemented by the information specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) The subject company and issuer of the securities subject to the offer is The Genlyte Group Incorporated, a Delaware corporation. Its principal executive office is located at 10350 Ormsby Park Place, Suite 601, Louisville, Kentucky 40223 and its telephone number is (502) 420-9500. The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning the Company" is incorporated herein by reference.

        (b) The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

        (c) The information set forth in the section of the Offer to Purchase entitled "Price Range of Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of the Filing Person.

        (a),(b), (c) The information set forth in the section of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser" and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for the Shares," "Procedure for Tendering the Shares," "Withdrawal Rights," "Material U.S. Federal Income Tax Consequences of the Offer and the Merger" and "Certain Conditions of the Offer" is incorporated herein by reference.

        (a)(1)(ix), (xi) Not applicable.

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        (a)(2)(i)-(v) and (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Material U.S. Federal Income Tax Consequences of the Offer and the Merger," "Background of the Offer; Past Contacts, Negotiations and Transactions," "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" and "Adjustments to Prevent Dilution" is incorporated herein by reference.

        (a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the section of the Offer to Purchase entitled "Background of the Offer; Past Contacts, Negotiations and Transactions" is incorporated herein by reference.

Item 6.    Purpose of the Tender Offer and Plans or Proposals.

        (a), (c)(1)-(7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts, Negotiations and Transactions," "Effect of the Offer on the Market for the Shares; Margin Regulation; Exchange Act Registration" and "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Certain Information Concerning Parent and Purchaser," "Background of the Offer; Past Contacts, Negotiations and Transactions," "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" and in Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the section of the Offer to Purchase entitled "Background of the Offer; Past Contacts, Negotiations and Transactions" and "Purpose of the Offer and Plans for the Company; the Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2) and (a)(3) The information set forth in the section of the Offer to Purchase entitled "Certain Legal Matters" and "Miscellaneous" is incorporated herein by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Effect of the Offer on the Market for Shares; Margin Regulation; Exchange Act Registration" is incorporated herein by reference.

        (a)(5) None.

        (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

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Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 30, 2007
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 30, 2007
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 30, 2007
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(G)	Summary Publication as published in The New York Times on November 30, 2007
(a)(2)(A)	Press Release, issued by Royal Philips, dated November 26, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on November 26, 2007)
(a)(2)(B)
Written Material, distributed by Royal Philips in connection with Royal Philips Conference Call of November 26, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on November 27, 2007)
(a)(2)(C)	Transcript of Royal Philips Conference Call of November 26, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on November 28, 2007)
(d)(1)
Agreement and Plan of Merger, dated as of November 25, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 26, 2007)
(d)(2)	Guarantee, dated as of November 25, 2007, sent by Royal Philips to the Company
(d)(3)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Larry K. Powers (incorporated by reference to Exhibit (e)(10) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(4)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Zia Eftekhar (incorporated by reference to Exhibit (e)(11) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(5)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Ronald D. Schneider (incorporated by reference to Exhibit (e)(12) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(6)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Raymond L. Zaccagnini (incorporated by reference to Exhibit (e)(13) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)

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(d)(7)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. William G. Ferko (incorporated by reference to Exhibit (e)(14) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(8)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Daniel R. Fuller (incorporated by reference to Exhibit (e)(15) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(9)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Charles M. Havers (incorporated by reference to Exhibit (e)(16) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(10)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Steven R. Carson (incorporated by reference to Exhibit (e)(17) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(11)
Employment Agreement, dated as of November 25, 2007, between Parent and Mr. James T. O'Hargan (incorporated by reference to Exhibit (e)(18) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(g)	Not applicable
(h)	Not applicable

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLF MERGER SUB, INC.
	By:	/s/ JOSEPH E. INNAMORATI
Name: Joseph E. Innamorati Title: Vice President
Dated: November 30, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit Name
(a)(1)(A)	Offer to Purchase, dated November 30, 2007
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 30, 2007
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, dated November 30, 2007
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9
(a)(1)(G)	Summary Publication as published in The New York Times on November 30, 2007
(a)(2)(A)	Press Release, issued by Royal Philips, dated November 26, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on November 26, 2007)
(a)(2)(B)	Written Material, distributed by Royal Philips in connection with Royal Philips Conference Call of November 26, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on November 27, 2007)
(a)(2)(C)	Transcript of Royal Philips Conference Call of November 26, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Royal Philips on November 28, 2007)
(d)(1)	Agreement and Plan of Merger, dated as of November 25, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 26, 2007)
(d)(2)	Guarantee, dated as of November 25, 2007, sent by Royal Philips to the Company
(d)(3)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Larry K. Powers (incorporated by reference to Exhibit (e)(10) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(4)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Zia Eftekhar (incorporated by reference to Exhibit (e)(11) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(5)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Ronald D. Schneider (incorporated by reference to Exhibit (e)(12) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(6)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Raymond L. Zaccagnini (incorporated by reference to Exhibit (e)(13) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(7)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. William G. Ferko (incorporated by reference to Exhibit (e)(14) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(8)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Daniel R. Fuller (incorporated by reference to Exhibit (e)(15) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(9)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Charles M. Havers (incorporated by reference to Exhibit (e)(16) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)

(d)(10)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. Steven R. Carson (incorporated by reference to Exhibit (e)(17) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(d)(11)	Employment Agreement, dated as of November 25, 2007, between Parent and Mr. James T. O'Hargan (incorporated by reference to Exhibit (e)(18) of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on November 30, 2007)
(g)	Not applicable
(h)	Not applicable

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of the Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purpose of the Tender Offer and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX